April 20, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AG Twin Brook BDC, Inc. Application for Withdrawal of Registration Statement on Form 10-12G File No.: 000-55907

Ladies and Gentlemen:

AG Twin Brook BDC, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2018 (SEC Accession No. 0001193125-18-056115), as amended on April 20, 2018, together with all exhibits thereto (the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. The Company is in the process of responding to comments made by the Commission staff on March 23, 2018.

The Company undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact Richard Horowitz of Dechert LLP, counsel to the Company, at (212) 698-3525.

Very truly yours,

/s/ Raul E. Moreno
Raul E. Moreno

Authorized Person AG Twin Brook BDC, Inc.

cc:	Richard Horowitz, Dechert LLP